# CRITICAL MASS APPLICATIONS LLC

**Financial Statements (Unaudited) for the Period Ending**
**December 31st, 2019**

7:48 AM

10/26/20

Accrual Basis

# CRITICAL MASS APPLICATIONS
## Balance Sheet
### As of December 31, 2019

| | | Dec 31, 19 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| **Checking/Savings** | | |
| **BANK ACCOUNTS** | | |
| **CITIZENS BANK** | -1,568.57 | |
| **Total BANK ACCOUNTS** | | -1,568.57 |
| **Total Checking/Savings** | | -1,568.57 |
| **Total Current Assets** | | -1,568.57 |
| **TOTAL ASSETS** | | **-1,568.57** |
| **LIABILITIES & EQUITY** | | |
| **Equity** | | |
| **CAPITAL** | | |
| **WONDER BRANDS** | 44,844.74 | |
| **Total CAPITAL** | | 44,844.74 |
| **Net Income** | | -46,413.31 |
| **Total Equity** | | -1,568.57 |
| **TOTAL LIABILITIES & EQUITY** | | **-1,568.57** |

8:20 PM
10/21/20
Cash Basis

# CRITICAL MASS APPLICATIONS
## Profit & Loss
### May through December 2019

| | May - Dec 19 |
|---|---|
| Income | 0.00 |
| Expense | |
| BANK SERVICE CHARGES | 39.00 |
| COMPUTER EXPENSE | 2,032.64 |
| LAYOUT DESIGN | 22.32 |
| LEGAL FEES | 3,240.00 |
| LOCAL CARFARES | 22.87 |
| MARKETING | 6,000.00 |
| MEALS | 1,970.98 |
| OFFICE EXPENSE | 112.05 |
| OFFICE SUPPLIES | 593.84 |
| PRINTING | 118.61 |
| PROGRAMMING | 3,525.00 |
| RENT | 21,300.00 |
| RESEARCH | 145.00 |
| SOFTWARE DEVELOPMENT | 75.00 |
| UTILITIES | 1,497.70 |
| WEB DESIGN | 5,500.00 |
| WEBSITE | 218.30 |
| Total Expense | 46,413.31 |
| Net Income | **-46,413.31** |

# CRITICAL MASS APPLICATIONS
## Statement of Cash Flows
### May through December 2019

| | May - Dec 19 |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | -46,413.31 |
| **Net cash provided by Operating Activities** | -46,413.31 |
| **FINANCING ACTIVITIES** | |
| CAPITAL:WONDER BRANDS | 44,844.74 |
| **Net cash provided by Financing Activities** | 44,844.74 |
| **Net cash increase for period** | -1,568.57 |
| **Cash at end of period** | **-1,568.57** |

# Critical Mass Applications

## Statement of Stockholder's Equity

Year Ending December 2019

| | Contributed Capital | Retained Earnings | Treasury Stock | Total Stockholder's Equity |
|---|---|---|---|---|
| **Balance at Inception** | - | - | - | - |
| Equity Contributed during period | 44,844.74 | - | - | 44,844.74 |
| Treasury Stock | - | - | - | - |
| Dividends | - | - | - | - |
| Net Income | - | -46,413.31 | - | -46,413.31 |
| **Balance on December 31st** | 44,844.74 | -46,413.31 | - | **-1,568.57** |

**Critical Mass Applications LLC**

**NOTES TO FINANCIAL STATEMENTS (UNAUDITED)**
May 2019 (inception) to December 2019

## NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Critical Mass Applications LLC ("the Company") is a limited liability company formed under the laws of the State of Delaware.

The Company intends to derive revenues from digital advertising on its mobile application dedicated to building communities through the collection, creation, editing, organization and sharing of recipes. Additionally, the Company also intends to generate revenue from establishing relations with large grocery chains which would fulfill recipe orders from users of the application.

## NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The Company operates on a December 31$^{st}$ year-end.

## NOTE C- EXPENSES

The expenses presented in the Profit & Loss statement are related to the business development work put together by the management team and includes rent expense, marketing costs, web design work, programming and legal expenses to name the larger amounts. All expenses are expensed as they are incurred.

## NOTE D- RISKS AND UNCERTAINTIES

The Company has a limited operating history. The business environment and general economic conditions can affect the Company's results. Unfavorable conditions such as a recession or a negative change in consumer taste can adversely impact the Company's financial performance.

**NOTE E- EQUITY**

All equity from inception through the end of 2019 was contributed by the Company's founder and represents payment of expenses incurred in developing the business.

**NOTE F- COMMITMENTS AND CONTINGENCIES**

The Company is not currently involved in any lawsuits. Furthermore, there is no pending or threatened litigation against the Company.

**NOTE G- SUBSEQUENT EVENTS**

The Company has undertaken a crowd funding equity financing and anticipates completing the raise by November 2020. The proceeds will be used to hire full-time employees, expand the development team and grow its community of users.